EXHIBIT 99.1

DeFi Technologies Highlights Record Net Inflows at Valour in 2025, Underscoring Core Business Momentum Beyond AUM Price Volatility

  Record 2025 net inflows: Valour generated an estimated $138.2 million of net inflows into its ETPs in 2025 (including $116.2 million through Q3 and an estimated $22.0 million in Q4), marking its highest annual total on record and demonstrating demand across market conditions, including a bear market backdrop.
  A clearer signal than price-driven AUM: Valour has never had a month of net outflows, underscoring steady client adoption. Net inflows are a more direct measure of operating momentum than AUM, and when digital asset prices appreciate, inflows act as an accelerant to AUM growth, layering new capital on top of market-driven appreciation.
  Broad, scalable platform economics: Valour ended 2025 with 102 listed ETPs, the industry's most diversified regulated digital asset product shelf, offering exposure beyond Bitcoin to the broader digital asset economy, supported by a fully integrated issuer model with monetization potential of ~5–7% blended yield from management and staking, plus upside from trading, proprietary IP, node operations, and MEV.

TORONTO, Jan. 12, 2026 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance  ("DeFi"), Highlights include:

  2025 estimated net inflows of $138.2 million, Valour's highest annual total on record, achieved across varying market conditions and despite a challenging digital asset backdrop in 2025
  $116.2 million of net inflows generated through the end of Q3 2025, with estimated Q4 inflows of $22.0 million
  Valour's asset management business reported approximately $989.1 million in AUM as of September 30, 2025
  No months of net outflows, reflecting sustained client and investor adoption and consistent demand through market cycles
  102 listed ETPs as of year end 2025, representing the most diversified regulated digital asset product suites globally and providing investors exposure beyond Bitcoin to the broader digital asset economy
  Scaling AUM expands monetization potential, with blended management and staking economics of approximately 5 to 7 percent, and additional upside from trading fees, internal IP, node operations, and MEV

Record inflows demonstrate durable demand, regardless of market conditions

While Valour's assets under management ("AUM") are often viewed as a primary measure of growth, AUM can be highly correlated with underlying digital asset prices and can fluctuate materially as market prices move. Net inflows into Valour's exchange traded products ("ETPs") provide a more direct view into the business's underlying progress because they reflect new client demand and fresh capital allocated into Valour products, independent of market price movements.

Importantly, Valour has continued to generate net inflows regardless of market conditions. In 2025, Valour delivered its strongest annual net inflow performance on record despite a bear market backdrop, underscoring the durability of demand for regulated access to digital assets through traditional brokerage rails.

Through the end of Q3 2025, Valour delivered $116.2 million of net inflows year to date. Estimated net inflows for Q4 2025 were as follows:

  October: $6.5 million
  November: $12.1 million
  December: $3.4 million

Based on these estimates, Valour's full-year 2025 net inflows totaled approximately $138.2 million, representing Valour's strongest annual net inflow performance to date. Valour also has not recorded a single month of net outflows, reflecting consistent client growth and ongoing adoption of regulated digital asset access.

Building the largest product suite in digital asset management

In 2025, Valour reached 102 listed ETPs, a milestone that reflects a deliberate strategy: build the most comprehensive regulated product shelf in digital assets so investors can allocate across the full sector using the brokerage and custody rails they already trust.

Valour's platform goes far beyond spot Bitcoin and Ethereum. The lineup spans many of the most important networks and themes shaping the digital asset economy, enabling investors to express views across the sector in a familiar, regulated, exchange traded format without wallets, private keys, or unregulated venues. Valour has built the largest and most diversified suite of exchange-traded digital asset products among digital asset managers worldwide, and that breadth is a durable competitive advantage.

Valour is not a traditional asset manager; it is a fully integrated issuer with proprietary infrastructure

Valour is differentiated by its vertically integrated model and its ability to monetize across the full lifecycle of digital asset product issuance and market infrastructure. Valour does not simply list ETPs and collect a fee. The Company monetizes the stack end-to-end, including:

  Innovation and product structuring
  Listing and distribution into regulated markets
  Trading the inflows and outflows in its ETPs
  Market making and liquidity provisioning
  Staking and yield generation on underlying assets, where applicable, supported by internal infrastructure and technology

This platform approach is designed to create multiple revenue streams from the same underlying growth engine and deliver capital efficient scalability as the business grows.

Year over year net inflow growth

Valour's annual net inflows have scaled meaningfully as the platform expanded product breadth and distribution:

  2022: $38 million
  2023: $50 million
  2024: $124 million, including $54 million across November and December
  2025: $138 million

Year over Year Inflows into Valour ETPs (CNW Group/DeFi Technologies Inc.)

As digital asset prices appreciate, net inflows can act as a compounding lever on AUM growth by adding incremental capital on top of market appreciation.

Scaling AUM supports higher monetization and margin expansion

As Valour's AUM base grows, DeFi Technologies expects increased operating leverage and greater flexibility to optimize monetization over time. Depending on product mix and market conditions, Valour can generate a blended yield of approximately 5 to 7 percent through management fees and staking economics, with additional revenue potential from trading fees, internal trading intellectual property, node operations, and MEV, which can further enhance overall monetization.

"Valour's net inflows are the cleanest indicator of real demand," said Johan Wattenström, Chief Executive Officer and Executive Chairman of DeFi Technologies. "In our Year-End Letter, we said we remain disciplined through volatility and focused on the real signal execution. Delivering record inflows in a bear market, while scaling to 102 listed ETPs and building the broadest regulated product shelf in the industry, reflects the strength of our platform model and our position as an institutional gateway to the digital asset economy."

"Investors often focus on AUM, but the underlying engine is what matters," said Andrew Forson, President of DeFi Technologies. "The net inflow trend demonstrates consistent market share capture. As AUM scales, our vertically integrated model allows us to monetize beyond management fees through staking and trading-related revenue streams, which support margin expansion over time."

Next phase of product expansion and global distribution

DeFi Technologies also reiterated its focus on accelerating growth through product innovation and geographic expansion. In 2025, DeFi Technologies, through Valour, advanced distribution across regulated venues, including the London Stock Exchange and SIX Swiss Exchange, and established a strategic beachhead in Brazil through B3.

Looking ahead, Valour is advancing second-generation products designed to be more institutionally compatible and suited to larger pools of capital. This next phase includes but is not limited to UCITS type fund structures, actively managed certificates and exchange traded notes, fund of funds structures, and additional institutionally focused vehicles, which are intended to broaden distribution, expand addressable liquidity, and increase the durability of AUM.

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to one hundred of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  https://valour.com.

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the development of second generation products; geographic expansion of the Company and its products; anticipated use of capital;  development and launch of new business lines; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Press, KCSA Strategic Communications, defi@kcsa.com; Johan Wattenstrom, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 12-JAN-26